AB 3/22/06

SECURI 06005929 ION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-66715 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stonehenge Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

191 W. Nationwide Blvd.
(No. and Street)

| Columbus | OH | 43215 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brad Pospichel (614) 246-2470
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider Downs & Co., Inc.
(Name – *if individual, state last, first, middle name*)

| 41 S. High Street, Suite 2100 | Columbus | OH | 43215 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
APR 27 2006
THOMSON FINANCIAL

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Brad Pospichel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stonehenge Securities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

[signature]
Signature

Treasurer
Title

[signature]
Notary Public

NOTARIAL SEAL

PHYLLIS ELAINE McCLOY
Notary Public, State of Ohio
My Commission Expires 12-12-06

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHNEIDER DOWNS

INSIGHT ▪ INNOVATION ▪ EXPERIENCE

## INDEPENDENT AUDITORS' REPORT

To the Shareholders
Stonehenge Securities, Inc.
Columbus, Ohio

We have audited the accompanying statement of financial condition of Stonehenge Securities, Inc. (the Company) as of December 31, 2005 and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stonehenge Securities, Inc. as of December 31, 2005 and the results of its operations and its cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schneider Downs & Co., Inc.

Columbus, Ohio
January 27, 2006

Schneider Downs & Co., Inc.
www.schneiderdowns.com

1133 Penn Avenue
Pittsburgh, PA 15222-4205
TEL 412.261.3644
FAX 412.261.4876

41 S. High Street
Suite 2100
Columbus, OH 43215-6102
TEL 614.621.4060
FAX 614.621.4062

IGAF

STONEHENGE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2005

## ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 568,496 |
| Deposit with clearing organization | | 102,167 |
| Receivable from broker-dealers and clearing organizations | | 336 |
| Prepaid expenses | | 3,095 |
| | $ | 674,094 |

## LIABILITIES AND SHAREHOLDERS' EQUITY

| | | |
|---|---|---|
| LIABILITIES | | |
| Accounts payable and accrued expenses | $ | 14,411 |
| SHAREHOLDERS' EQUITY | | |
| Common stock, no par value: | | |
| Authorized - 1,500 shares | | |
| Issued and outstanding - 900 shares | | 900 |
| Additional paid-in capital | | 1,199,100 |
| Accumulated deficit | | (540,317) |
| | | 659,683 |
| | $ | 674,094 |

See notes to financial statements.

STONEHENGE SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

| | | |
|---|---|---|
| REVENUES | | |
| Commissions | $ | 6,779 |
| Interest income | | 14,909 |
| | | 21,688 |
| EXPENSES | | |
| Employee compensation and benefits | | 278,650 |
| Floor brokerage, exchange and clearance fees | | 13,222 |
| Communication and data processing | | 31,968 |
| Occupancy | | 84,088 |
| General and administrative | | 119,259 |
| | | 527,187 |
| Loss Before Income Taxes | | (505,499) |
| PROVISION FOR TAXES | | - |
| Net Loss | $ | (505,499) |

See notes to financial statements.

STONEHENGE SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

| | Common Stock | Additional Paid-In Capital | Accumulated Deficit | Total Shareholders' Equity |
|---|---|---|---|---|
| BALANCE, January 1, 2005 | $ 900 | $ 899,100 | $ (34,818) | $ 865,182 |
| Additional capital contributed | - | 300,000 | - | 300,000 |
| Net loss | - | - | (505,499) | (505,499) |
| BALANCE, December 31, 2005 | $ 900 | $ 1,199,100 | $ (540,317) | $ 659,683 |

See notes to financial statements.

STONEHENGE SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR END DECEMBER 31, 2005

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net loss | $ | (505,499) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Changes in operating assets and liabilities: | | |
| Deposit with clearing organization | | (2,167) |
| Receivable from broker-dealers and clearing organizations | | (336) |
| Prepaid expenses | | (326) |
| Accounts payable and accrued expenses | | (6,735) |
| Net Cash Used In Operating Activities | | (515,063) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Additional capital contributed | | 300,000 |
| Net Decrease In Cash And Cash Equivalents | | (215,063) |
| CASH AND CASH EQUIVALENTS | | |
| Beginning of year | | 783,559 |
| End of year | $ | 568,496 |

See notes to financial statements.

STONEHENGE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

## NOTE 1 - ORGANIZATION AND PURPOSE

Stonehenge Securities, Inc. (the Company), an Ohio corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was incorporated in 2004 and is engaged in the underwriting and placement of securities, primarily municipal securities.

## NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies consistently applied by management in the preparation of the accompanying financial statements follows:

### Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

### Accounts Receivable

Accounts receivable are recorded when commissions are earned and are presented in the statement of financial condition net of any allowance for doubtful accounts. Accounts receivable are written off when they are determined to be uncollectible. Any allowance for doubtful accounts is estimated based on the Company's historical losses, the existing economic conditions in the industry and the financial stability of those individuals who owe the receivable. No allowance for doubtful accounts was deemed necessary at December 31, 2005.

### Securities Transactions

Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis, with related commission income and expenses reported on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

### Investment Banking

Investment banking revenues include gains, losses and fees, net of syndication expenses, arising from securities offerings in which the Company acts as underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

## NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

### Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

### Statement of Cash Flows

For purpose of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of ninety days or less to be cash equivalents.

## NOTE 3 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

## NOTE 4 - INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 4 - INDEMNIFICATIONS (Continued)

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 5 - INCOME TAXES

The current tax provision at December 31, 2005 consists of the following items:

| | |
|---|---|
| Federal income taxes | $ - |
| State income taxes | - |
| | - |

Deferred tax assets and liabilities at December 31, 2005 consisted of the following:

| | |
|---|---|
| Deferred tax assets: | |
| Net operating loss | $ 179,000 |
| Organization costs | 4,000 |
| Total deferred tax assets | 183,000 |
| Valuation allowance | (183,000) |
| Net deferred tax assets | - |

The Company has net operating loss carry forwards totaling approximately $526,000 that will expire in 2025.

## NOTE 6 - RELATED PARTIES

The Company shares employees and office expenses with entities under common ownership. During 2005, the Company reimbursed these entities under common ownership for expenses totaling $477,018.

In conjunction with the expense sharing agreement, the Company has signed a sublease agreement for office space. The agreement requires monthly payments of various amounts through January 2011 that will total $373,897. The minimum annual lease payments are as follows:

| Year Ended December 31, | Amount |
|---|---|
| 2006 | $ 72,136 |
| 2007 | 71,300 |
| 2008 | 72,017 |
| 2009 | 72,733 |
| 2010 | 73,449 |
| 2011 | 12,262 |
| | $ 373,897 |

## NOTE 7 - NET CAPITAL

The Company is subject to the uniform net capital rule of the SEC (Rule 15c3-1), which requires that the Company maintain minimum net capital and that the Company's ratio of "aggregate indebtedness" to "net capital" not exceed 15 to 1 (as defined by the Rule). The Company had net capital of $651,589 at December 31, 2005, which was in excess of the net capital required by NASD of $250,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2005 was .02 to 1.

SUPPLEMENTAL INFORMATION

# STONEHENGE SECURITIES, INC.

## SCHEDULE I

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

## DECEMBER 31, 2005

| | | |
|---|---|---|
| NET CAPITAL | | |
| Total shareholders' equity | $ | 659,683 |
| Add: | | |
| Liabilities subordinated to claims of general creditors allowable in computation of net capital | | - |
| Other (deductions) or allowable credits-deferred income taxes payable | | - |
| Total capital and allowable subordinated liabilities | | 659,683 |
| Deductions and/or charges: | | |
| Non-allowable assets: | | |
| Prepaid expenses | | 3,095 |
| Other deductions and/or charges | | 5,000 |
| Net capital before haircuts on securities position | | 651,588 |
| Haircuts on securities | | |
| Contractual securities commitments | | - |
| Deficit in securities collateralizing secured demand notes | | - |
| Trading and investment securities | | - |
| Bankers' acceptances, certificates of deposits and commercial paper | | - |
| U.S. and Canadian government obligations | | - |
| State and municipal government obligations | | - |
| Corporate obligations | | - |
| Stocks and warrants | | - |
| Options | | - |
| Other securities | | - |
| Undue concentrations | | - |
| Net capital | $ | 651,588 |

STONEHENGE SECURITIES, INC.

SCHEDULE 1 (CONTINUED)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

| | | |
|---|---|---|
| AGGREGATE INDEBTEDNESS | | |
| Items included in statement of financial condition: | | |
| Short-term bank loans (secured by customer's securities) | | - |
| Drafts payable | | - |
| Payable to brokers and dealers | | - |
| Payable to clearing broker | | - |
| Payable to customers | | - |
| Other accounts payable and accrued expenses | $ | 14,411 |
| Items not included in statement of financial condition: | | |
| Market value of securities borrowed for which no equivalent value is paid or credited | | - |
| Other | | - |
| Total Aggregate Indebtedness | $ | 14,411 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT | | |
| Minimum net capital required (6 - 2/3% total aggregate indebtedness) | $ | 961 |
| Minimum dollar net capital requirement | $ | 250,000 |
| Excess net capital at 1,500 percent | $ | 650,627 |
| Excess net capital at 1,000 percent | $ | 650,147 |
| Ratio: Aggregate indebtedness to net capital | | .02 to 1 |

There were no differences between net capital as reported by the Company on its unaudited FOCUS report for December 31, 2005 and the amount calculated above.

STONEHENGE SECURITIES, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

In the opinion of management, the Company has complied with the exemption provisions under Rule 15c3-3 for the period from acquisition to December 31, 2005 under the following Section:

(k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

| SEC# | Name | Product Code |
|---|---|---|
| 8-45123 | Southwest Securities, Inc. | All |

REPORT ON INTERNAL CONTROL REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

To the Shareholders
Stonehenge Securities, Inc.
Columbus, Ohio

In planning and performing our audit of the financial statements and supplemental schedules of Stonehenge Securities, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).
2. Determining compliance with the exemption provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recording of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the

objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and those transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Trustees, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schneider Downs & Co., Inc.

Columbus, Ohio
January 27, 2006

STONEHENGE SECURITIES, INC.
Columbus, Ohio

Report on Audit of Financial Statements

For the year ended December 31, 2005

CONTENTS

# STONEHENGE SECURITIES, INC.
Columbus, Ohio

Report on Audit of the Statement of Financial Condition

For the year ended December 31, 2005

CONTENTS

SCHNEIDER DOWNS

INSIGHT ▪ INNOVATION ▪ EXPERIENCE

INDEPENDENT AUDITORS' REPORT

To the Shareholders
Stonehenge Securities, Inc.
Columbus, Ohio

We have audited the accompanying statement of financial condition of Stonehenge Securities, Inc. as of December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Stonehenge Securities, Inc. as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Schneider Downs & Co., Inc.

Columbus, Ohio
January 27, 2006

Schneider Downs & Co., Inc.
www.schneiderdowns.com

1133 Penn Avenue
Pittsburgh, PA 15222-4205
TEL 412.261.3644
FAX 412.261.4876

41 S. High Street
Suite 2100
Columbus, OH 43215-6102
TEL 614.621.4060
FAX 614.621.4062

IGAF

STONEHENGE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

| | | December 31 2005 |
|---|---|---|
| **ASSETS** | | |
| CASH AND CASH EQUIVALENTS | $ | 568,496 |
| Deposit with clearing organization | | 102,167 |
| Receivable from broker-dealers and clearing organizations | | 336 |
| Prepaid expenses | | 3,095 |
| | $ | 674,094 |
| **LIABILITIES** | | |
| Accounts payable and accrued expenses | | 14,411 |
| **SHAREHOLDERS' EQUITY** | | |
| Common stock, no par value: | | |
| Authorized - 1,500 shares | | |
| Issued and outstanding - 900 shares | | 900 |
| Additional paid - in capital | | 1,199,100 |
| Accumulated deficit | | (540,317) |
| | | 659,683 |
| | $ | 674,094 |

STONEHENGE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

## NOTE 1 - ORGANIZATION AND PURPOSE

### Organization and Purpose

Stonehenge Securities, Inc. (the Company), an Ohio corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was incorporated in 2004 and is engaged in the underwriting and placement of securities, primarily municipal securities.

## NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

### Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

### Accounts Receivable

Accounts receivable are recorded when commissions are earned and are presented in the statement of financial condition net of any allowance for doubtful accounts. Accounts receivable are written off when they are determined to be uncollectible. Any allowance for doubtful accounts is estimated based on the Company's historical losses, the existing economic conditions in the industry and the financial stability of those individuals that owe the receivable. No allowance for doubtful accounts was deemed necessary at December 31, 2005.

### Securities Transactions

Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management.

### Investment Banking

Investment banking revenues include gains, losses and fees, net of syndication expenses, arising from securities offerings in which the Company acts as underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES - Continued

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Statement of Cash Flows

For purpose of the statement of cash flows, the Company considers all highly liquid investments, with an original maturity of ninety days or less to be cash equivalents.

NOTE 3 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 4 - INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 4 - INDEMNIFICATIONS - Continued

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 5 - INCOME TAXES

The current tax provision at December 31, 2005 consists of the following items:

| | |
|---|---|
| Federal income taxes | $ - |
| State income taxes | - |
| | - |

Deferred tax assets and liabilities at December 31, 2005 consisted of the following:

| | | |
|---|---|---|
| Deferred tax assets: | | |
| Net operating loss | $ | 179,000 |
| Organization costs | | 4,000 |
| Total deferred tax assets | | 183,000 |
| Valuation allowance | | (183,000) |
| Net deferred tax assets | | - |

The Company has net operating loss carry forwards totaling approximately $526,000 that will expire in 2025.

## NOTE 6 - RELATED PARTIES

The Company shares employees and office expenses with entities under common ownership. During 2005, the Company reimbursed these entities under common ownership for expenses totaling $477,018.

In conjunction with the expense sharing agreement, the Company has signed a sublease agreement for office space. The agreement requires monthly payments of various amounts through January 2011 that will total $373,897. The minimum annual lease payments are as follows:

| Year Ended December 31, | Amount |
|---|---|
| 2006 | $ 72,136 |
| 2007 | 71,300 |
| 2008 | 72,017 |
| 2009 | 72,733 |
| 2010 | 73,449 |
| 2011 | 12,262 |
| | $ 373,897 |

## NOTE 7 - NET CAPITAL

The Company is subject to the uniform net capital rule of the Securities and Exchange Commission (Rule 15c3-1), which requires that the Company maintain minimum net capital and that the Company's ratio of "aggregate indebtedness" to "net capital" not exceed 15 to 1 (as defined by the Rule). The Company had net capital of $651,589 at December 31, 2005, which was in excess of the net capital required by NASD of $250,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2005 was .02 to 1.